UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*

                             METEOR INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   591475 10 8
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 591475 10 8              13D                 Page 2 of 14 Pages

1  NAME OF REPORTING PERSON

          Nevada Manhattan Group, Incorporated
          IRS ID No.  88-0219765

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) ---
          (b) ---

3  SEC USE ONLY

4  SOURCE OF FUNDS:

          WC


5 CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEMS
  2(d) OR 2(e):

          ---

6  CITIZENSHIP OR PLACE OF ORGANIZATION:

          Incorporated under the laws of the State of Nevada


Number of Shares Beneficially Owned by Each Reporting Person With

7  SOLE VOTING POWER:

          One Million Two Hundred Twelve Thousand (1,212,000)

8  SHARED VOTING POWER

          Zero (0)

9  SOLE DISPOSITIVE POWER

          One Million Two Hundred Twelve Thousand (1,212,000)

10 SHARED DISPOSITIVE POWER

          Zero (0)

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          One Million Two Hundred Twelve Thousand (1,212,000)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*:

          ---

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          35%

14 TYPE OF REPORTING PERSON*

          CO

Cusip No. 591475 10 8              13D                 Page 3 of 14 Pages


Item 1.

     (a)  Name of Issuer: Meteor Industries, Inc., a Colorado corporation

     (b) Title of Class of Securities: Common Stock, $.001 Par Value CUSIP No.: 591475 10 8

     (c)  Address of Issuer's Principal Executive Offices:

               216 Sixteenth Street, Suite 730
               Denver, Colorado 80202

Item 2.

     (a)  Name of Person Filing: Nevada Manhattan Group, Incorporated

     (b)  Address of Principal Business Office:

               5038 North Parkway Calabasas, Suite #100
               Calabasas, CA 91302

     (c)  Jurisdiction of Incorporation:

               Incorporated under the laws of the State of Nevada

     (d)  No

     (e)  No

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Amount of Consideration: The Reporting Person agreed to pay to Capco Acquisub, Inc., a Colorado corporation ("Stockholder") and seller of the shares, the total purchase price of Eight Million Four Hundred Eighty Four Thousand Dollars ($8,484,000) as follows: (i) Five Hundred Thousand Dollars ($500,000) paid in cash on December 30, 1998 and (ii) the remaining portion of the consideration payable in installments. In addition, substantial options were granted by the Reporting Person to the Stockholder.

(b) Source of Funds: WC (working capital of Reporting Person)

Item 4  PURPOSE OF TRANSACTION

The Reporting Person intends to acquire a majority interest in the Issuer by January 15, 1999 pursuant to agreements filed herewith. As of the date of this report, the Reporting Person intends to appoint a majority to the Issuer's board of directors and maintain the Issuer as a majority-owned subsidiary.

Cusip No. 591475 10 8              13D                 Page 4 of 14 Pages


Item 5  INTEREST IN SECURITIES OF THE ISSUER

(a) Shares owned by the Reporting Person: One Million Two Hundred Twelve Thousand (1,212,000). Percentage of outstanding shares of issuer owned by the Reporting Person: 35%

(b)  Number of Shares Beneficially Owned by the Reporting Person With

     SOLE VOTING POWER:     One Million Two Hundred Twelve Thousand (1,212,000)

     SHARED VOTING POWER    Zero (0)

     SOLE DISPOSITIVE POWER One Million Two Hundred Twelve Thousand (1,212,000)

     SHARED DISPOSITIVE POWER   Zero (0)

(c)  None

(d)  Not Applicable

(e)  Not Applicable

Item 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The binding Term Sheet, dated December 30, 1998 (the "Term Sheet"), between the Stockholder and the Reporting Person provides for the purchase of the One Million Two Hundred Twelve Thousand (1,212,000) shares described above, and also for the acquisition by the Reporting Person of an additional Five Hundred Eighteen Thousand (518,000) shares of Issuer common stock from the Stockholder by January 15, 1999. If the Stockholder does not tender such additional shares by such date, the Term Sheet requires the Stockholder to pay liquidated damages in the amount of Five Hundred Thousand Dollars ($500,000). The Stockholder's obligation to pay such liquidated damages amount has been guaranteed by Ilyas Chaudhary (the owner of substantially all of Stockholder) under a guaranty a copy of which is attached as an Exhibit to this report (the "Guaranty"). Mr. Chaudhary is to be appointed to the board of directors of the Reporting Person. The Term Sheet provides, among other things, that the Reporting Person is to pay interest on the unpaid consideration, and that the parties are to negotiate definitive documents containing customary representations, warranties, and covenants, including a pledge agreement providing for a pledge by the Reporting Person of the Issuer stock acquired by it from the Stockholder securing the Reporting Person's obligations to pay the consideration and interest. The Term Sheet also provides for the issuance of substantial options by the Reporting
Person to the Stockholder. The entire transaction may be rescinded by the Reporting Person at any time before February 15, 1999.

Cusip No. 591475 10 8              13D                 Page 5 of 14 Pages


Item 7  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are attached hereto and incorporated herein by this reference:

Exhibit "1"       Term Sheet (defined above)

Exhibit "2"       Guaranty (defined above)


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 9, 1998

     /s/ Neil H. Lewis
By:  __________________

Title:  Secretary, Nevada Manhattan Group, Incorporated

Cusip No. 591475 10 8              13D Exhibit "1"            Page 6 of 14 Pages


                                  EXHIBIT "1"


                             METEOR INDUSTRIES, INC.
                      Nevada Manhattan Mining Incorporated

                                   Term Sheet
                                December 30, 1998

Company:       METEOR INDUSTRIES, INC. ("Company"), a Colorado corporation.

Purchaser:     NEVADA MANHATTAN MINING INCORPORATED, a Nevada corporation("NM").

Stockholder:   CAPCO ACQUISUB, INC., a Colorado corporation ("Stockholder").

Transaction:
               For the consideration and on the terms and conditions described below, NM hereby purchases from Stockholder, and Stockholder hereby sells to NM, One Million Two Hundred Twelve Thousand (1,212,000) shares of the restricted voting common stock of the Company (the "Initial Shares").

               In  addition,   for  the  consideration  and  on  the  terms  and
               conditions described below, on or before January 14, 1999, Stockholder shall sell to NM an additional Five Hundred Eighteen Thousand (518,000) shares of Company common stock (the "Additional Shares", and, together with the Initial Shares, the "Shares").

               If Stockholder fails to deliver the Additional Shares in accordance with the paragraph immediately above, NM may, as liquidated damages for loss of a bargain and not as a penalty, in lieu of exercising its other rights respecting such Additional Shares under this Term Sheet, if it shall so elect, either (i) demand that Stockholder pay NM, and Stockholder shall pay NM, Five Hundred Thousand Dollars ($500,000) within 45 days or may
               (ii) by notice to Stockholder reduce the Initial Consideration (defined below) payable hereunder by Five Hundred Thousand Dollars ($500,000).

Cusip No. 591475 10 8              13D Exhibit "1"            Page 7 of 14 Pages

Consideration:
               In the transaction contemplated by this Term Sheet (the "Transaction") NM shall pay to the Stockholder the purchase price of $7.00 per Share, for a total purchase price for (A) the Initial Shares, Eight Million Four Hundred Eighty Four Thousand Dollars ($8,484,000) (the "Initial Consideration"), and (B) the Additional Shares, Three Million Six Hundred Twenty Six Thousand Dollars ($3,626,000) (the "Additional Consideration", and, together with the Initial Consideration, the "Consideration") as follows: (i) Five Hundred Thousand Dollars ($500,000) on the date hereof , (ii) One Million Dollars ($1,000,000) by March 16, 1999, and (iii) on each March 31, June 30, September 30 and December 31 following March 31, 1999, NM shall pay to Stockholder, Five Hundred Thirty Thousand Five Hundred Dollars ($530,500) until the Consideration shall have been paid in full; provided, however, that if the Additional Shares are not sold to NM as contemplated above, the total amount of Consideration shall be the amount of the Initial Consideration as reduced by NM pursuant to its liquidated damages rights as provided above, and the amount of each installment of Consideration payable hereunder shall be ratably reduced.

Interest:
               In addition to the installments of Consideration to be paid by NM as provided above, NM shall pay interest on any amount of the balance of the Consideration not then paid at the rate of eleven percent (11%) per annum, assuming a 365 day year, from the date hereof until the Consideration shall have been paid in full. On any date an installment of Consideration shall be paid or payable as provided above, all amounts of interest accrued and unpaid shall be paid together with such installment. All amounts of Consideration and interest thereon shall be paid in cash by wire transfer to such account of Stockholder located in the United States as Stockholder shall specify to NM in writing from time to time.

Representations
and Warranties
of NM:
               NM hereby makes each of the following representations and warranties to and for the benefit of Stockholder on the date hereof and as of the date of any sale of the Additional Shares:

               1. NM is a corporation duly organized, validly existing, and in good standing under the laws of Nevada.

               2. NM has full power and authority (including full corporate power and authority) to execute and deliver this Term Sheet and to perform its obligations hereunder. This Term Sheet constitutes the valid and legally binding obligation of NM, enforceable in accordance with its terms and conditions. NM need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Term Sheet.

Cusip No. 591475 10 8              13D Exhibit "1"            Page 8 of 14 Pages

               3. Neither the execution and the delivery of this Term Sheet, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which NM is subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which NM is a party or by which it is bound or to which any of its assets is subject.

               4. NM has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Term Sheet for which Stockholder could become liable or obligated.

               5. NM is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


Representations
and Warranties
of Stockholder:
               Stockholder hereby makes the representations and warranties appearing on Exhibit A hereto to and for the benefit of NM on the date hereof and as of the date of any sale of the Additional Shares.

Grant of Option:
               NM hereby grants to Stockholder the option to purchase from NM from time to time prior to January 1, 2002 (the "Option Termination Date"), (i) 15,000,000 shares of common stock of NM at the exercise price of thirty-three and one-half cents ($0.335) per share, and (ii) 2,000,000 shares of common stock of NM at the exercise price of sixty-five cents ($.65) per share (the "Options"). Each Option and its exercise price shall be ratably adjusted for any stock split, reverse stock split or share dividend which becomes effective after the date hereof and before the Option Termination Date. Each Option may be assigned by Stockholder, and thereafter shall be nonassignable.

Cusip No. 591475 10 8              13D Exhibit "1"            Page 9 of 14 Pages


NV Board
Representation:
               NM hereby agrees (A) promptly to cause one individual nominated by Stockholder to be appointed as a member of the NM Board of Directors, and (B) to cause one individual nominated by
               Stockholder to be included in each management slate of individuals proposed by NM to be elected as members of the NM Board after the date hereof and prior to the Option Termination Date. If at any time the aggregate number of shares of NM stock held by Stockholder and purchasable by Stockholder under the Option shall be less than Seven Million Five Hundred Thousand (7,500,00) shares, Stockholder's rights under this paragraph shall cease and terminate.

Expenses:
               Each Party shall bear such Party's own costs and expenses arising out of or relating to the Transaction (including such Party's own attorneys fees and expenses).

Assurances:
               The Parties hereby agree to execute and deliver all documents and instruments, and take such action as may be required, in order to effectuate the terms and conditions set forth in this Term Sheet. (Stockholder shall not disclose to any third party any information concerning the Transaction (or the transactions contemplated by the Other Term Sheets) without the prior written consent of NM.)

Due Diligence:
               Anything to the contrary appearing in this Term Sheet notwithstanding, NM shall have the right to rescind the Transaction by no later than February 15, 1999. Upon any such rescission, NM shall return all of the Shares to Stockholder, and Stockholder shall return to NM all Consideration and any other consideration received by Stockholder hereunder, and there shall be no further liability to either party.

Cusip No. 591475 10 8              13D Exhibit "1"          Page 10 of 14 Pages

     The terms and conditions set forth in this Term Sheet shall be binding and enforceable among the Parties. This Term Sheet and all transactions and disputes arising out of or related hereto shall be governed by the laws of California. The Parties contemplate that the Transaction will be consummated in accordance with the terms of this Term Sheet, and that this Term Sheet will be amended and restated in its entirety in definitive documents by February 15, 1999, and the Parties agree to negotiate in good faith such definitive documents, which will contain customary representations, warranties, covenants and conditions as reasonably required by NM. The definitive documents shall include, without limitation, a pledge agreement providing for a pledge of the Shares by NM to the Stockholder securing NM's obligations to pay the Consideration and interest thereon, which pledge agreement shall provide, among other things, that (i) the Shares pledged thereunder shall be held by a pledge agent reasonably acceptable to the parties hereto, and (ii) a ratable potion of the number of Shares pledged thereunder shall be released from such pledge upon payment of each installment of Consideration (together with interest thereon). In the event that final definitive documents either are not executed or not agreed upon between the Parties, then it is expressly understood and agreed that this Term Sheet shall be in lieu of any such definitive documents and shall be enforceable in accordance with the terms and conditions contained herein, and each Party shall be deemed to have made such additional representations and warranties as are consistent with those set forth herein and are reasonably customary in transactions involving private purchases of control positions in, and restricted stock of, a public company. All claims and disputes arising out of or related to this Term Sheet shall exclusively be subject to resolution by, and in accordance with the commercial rules of, the American Arbitration Association by arbitration conducted in Los Angeles, California. The Parties further agree that any arbitrator's order or judgment issued pursuant hereto may be enforced in any court of competent jurisdiction, and that the arbitrators appointed pursuant hereto shall have the right to award specific performance. In the event any action is necessary to enforce the rights of any of the Parties, the prevailing party in any such action shall be entitled to reasonable attorneys fees in addition to costs, including any arbitrators' costs and expenses. In the event there is no prevailing Party, each Party to such arbitration shall bear the fees, costs and expenses of the arbitrators equally.

     This Term Sheet shall become effective upon the execution and delivery hereof by each of the Parties, each of the parties to each thereof. All signatures may be delivered in counterparts by facsimile or original counterpart. By executing and delivering this Term Sheet, (i) NM acknowledges its receipt of certificates representing the Initial Shares, and (ii) Stockholder hereby acknowledges its receipt of $500,000 of Initial Consideration.

AGREED AND ACCEPTED BY:

Purchaser:

NEVADA MANHATTAN MINING INCORPORATED

         /s/ Neil H. Lewis, Sec.
BY:  ____________________________________________________
         Title:  Secretary



Stockholder:

CAPCO ACQUISUB, INC.
                  /s/ Ilyas Chaudhary
BY:  ____________________________________________________
         Title:   President

Cusip No. 591475 10 8              13D Exhibit "1"          Page 11 of 14 Pages


                            EXHIBIT A (TO EXHIBIT "1")

1. The Stockholder is duly organized, validly existing, and in good standing under the laws of Colorado.

2. The Stockholder has full power and authority (including full corporate power and authority) to execute and deliver this Term Sheet and to perform his or its obligations hereunder. This Term Sheet constitutes the valid and legally binding obligation of the Stockholder, enforceable in accordance with its terms and conditions. The Stockholder need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Term Sheet.

3. Neither the execution and the delivery of this Term Sheet, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Stockholder is subject or, if the Stockholder is a corporation, any provision of its charter or bylaws or
     (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Stockholder is a party or by which it is bound or to which any of his or its assets is subject.

4. The Stockholder has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Term Sheet for which NM could become liable or obligated.

5. The Stockholder holds of record and owns beneficially the Shares which Stockholder is selling to NM as of the date this representation is made, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws and, except that, pursuant to the terms of an agreement with the Company, a copy of which has been delivered by the Stockholder to NM (the "Stockholder Agreement"), the Shares may not be sold at a date earlier than December 31, 1999), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. All restrictions on transfer of the Shares under the Stockholder Agreement have been effectively waived with respect to the Transaction, and the Transaction will not constitute or cause a breach of the Stockholder Agreement. The Stockholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Stockholder to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Term Sheet). The Stockholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company.

Cusip No. 591475 10 8              13D Exhibit "1"          Page 12 of 14 Pages

6. The statements and information provided to NM by or on behalf of Stockholder in, or in connection with, this Term Sheet (including the representations and warranties contained herein and information provided relating to NM's due diligence investigation concerning the Transaction) do not, and will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make any such statements or information not misleading.

7. To the best knowledge of the Stockholder, Company has made all filings with the Securities and Exchange Commission ("SEC") that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the "Company Public Reports"). Each of the Company Public Reports, as of its respective date (and, with respect to the most recent Company Public Report, as of the date hereof) has complied with the Securities Act and the Securities Exchange Act in all material respects.

8. To the best knowledge of the Stockholder, except for (i) liabilities disclosed in the Company Public Reports, and (ii) liabilities which have arisen after January 1, 1998 in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), none of Company or any of its subsidiaries has any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether arising under environmental law or other applicable law or otherwise, and whether due or to become due), including any liability for any taxes, which, individually or in the aggregate, would have a material adverse effect on Company.

9.   The entire authorized capital stock of Company is as follows:

         Class of Stock         Authorized Number     Issued and Outstanding
                                    of Shares       (excluding treasury shares)


         Common Stock               10,000,000               3,458,892


               (ii) Ninety Seven  Thousand  (97,000)  shares of Company  capital stock are held in the Company's treasury. All of the issued and outstanding shares of the Company's capital stock, and all capital stock of each of Company's subsidiaries, have been duly authorized and are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company or any of its subsidiaries to issue, sell, or otherwise cause to become outstanding any of its capital stock except for 350,534 options outstanding under the Employees Stock Option Plan. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company or any of its subsidiaries except as reported in the Company Public Reports except outstanding warrants to purchase 1,372,000 shares of Company common stock.

Cusip No. 591475 10 8              13D Exhibit "2"          Page 13 of 14 Pages

                                   EXHIBIT "2"

                                PERSONAL GUARANTY

     WHEREAS, CAPCO ACQUISUB, INC., a Colorado corporation (hereinafter referred to as "Stockholder"), is entering into a Term Sheet (the "Term Sheet") of even date herewith with NEVADA MANHATTAN MINING INCORPORATED, a Nevada corporation ("NM"); and

     WHEREAS, NM is willing to enter in the Term Sheet with Stockholder on the condition it receives the guaranty of the undersigned, ILYAS CHAUDHARY, covering the obligations of the Stockholder to NM in accordance with the terms hereof;

     WHEREAS, the undersigned owns substantially all of Stockholder and will benefit substantially from the Term Sheet;

     NOW THEREFORE, in consideration of inducing NM to enter into the Term Sheet with Stockholder, the undersigned hereby guaranties, absolutely and unconditionally, to NM the punctual performance when due and to become due of all obligations of Stockholder to pay up to Five Hundred Thousand Dollars ($500,000) in liquidated damages to NM under the Term Sheet (collectively, the "Obligations").

     The undersigned hereby expressly waives notice of the acceptance of this Guaranty by NM; presentment and demand with respect to any Obligations under this Guaranty; protest and notice of dishonor, default, or non-payment to the undersigned with respect to any Obligations; any right to require suit against Stockholder before enforcing this Guaranty; and any right of applied before enforcing this Guaranty; and any right of subrogation to any of NM's rights against Stockholder unless and until the liabilities of the Stockholder are indefeasibly satisfied in full.

     The undersigned hereby consent and agree that from time to time, with or without notice to or assent from the undersigned, and security held by or available to NM for any Obligations of Stockholder may be exchanged, surrendered, or released and any Obligations or Stockholder may be changed, altered, renewed, extended, waived, or released in whole or in part and generally deal with Stockholder or any security as NM may see fit, and the undersigned shall remain bound under this Guaranty notwithstanding any such exchange, surrender, release, change, or alteration of collateral.

     The undersigned further agrees with NM that all present and future Obligations of the Stockholder to the undersigned, if any, shall be and is subordinated to, assigned, and transferred to NM and pledged and made security for the payment of all Obligations of the Stockholder to NM; and that the undersigned shall on request by NM execute such assignment and transfer as

Cusip No. 591475 10 8              13D Exhibit "2"          Page 14 of 14 Pages

    NM may request to evidence that assignment hereby agreed to; and the undersigned hereby enforce payment of said Obligations in any proceeding whatsoever affecting the Stockholder or its property and to take any action in regard to the Obligations which the undersigned might otherwise do.

     This Guaranty shall enure to the benefit of NM and its successors and assigns and each reference to the undersigned shall be deemed to include his successors and assigns, heirs, executors, administrators, and legal representatives.

     No delay on the part of NM in exercising any rights hereunder or its failure to exercise same shall operate as a waiver of such rights and the failure by NM to provide any notice or demand to the undersigned shall not be deemed to be a waiver of any obligation of the undersigned or of the right of NM to take other or further action without notice or demand as provided herein. In any event, no notification or waiver of the provisions hereof shall be effective unless in writing and signed by NM nor shall any waiver be applicable except in the specific instance or matter for which given.

     The undersigned hereby waives any and all rights and defenses available to the undersigned by reason of California Civil Code ("Code") sections 2787 to 2855, inclusive. The undersigned hereby waives any and all rights of subrogation, reimbursement, indemnification, contribution and election of remedies and any other rights and defenses that are or may become available to the undersigned by reason of said sections of the Code. The undersigned hereby waives any requirement that NM exhaust any right or take any action or proceed in any particular order against the undersigned or any other person or any security or collateral with respect to any of the Obligations.

     This Agreement shall be deemed to be c contract entered into and made pursuant to the laws of the State of California and shall be in all respects be governed, construed, and enforced in accordance with the laws of said state.

     IN WITNESS WHEREOF, this Guaranty has been executed and delivered to NM by the undersigned this 30 day of December, 1998.

                                              /s/ Ilyas Chaudhary
                                         _____________________________
                                                ILYAS CHAUDHARY